British Virgin Islands

The International Business Companies Act

(CAP. 291)

Memorandum of Association
and
Articles of Association
of

HIGHLAND MINING INC.

Incorporated the 18th day of June 2004

TrustNet (British Virgin Islands) Limited
TrustNet Chambers, P.O. Box 3444
Road Town, Tortola, British Virgin Islands
Telephone: (284) 494-5296
Fax: (284) 494-5283

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE INTERNATIONAL BUSINESS COMPANIES ACT

(CAP. 291)

MEMORANDUM OF ASSOCIATION OF

HIGHLAND MINING INC.

NAME

1.	The name of the Company is Highland Mining Inc.

REGISTERED OFFICE

2.	The Registered Office of the Company is the offices of TrustNet (British Virgin Islands) Limited, TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

REGISTERED AGENT

3.	The Registered Agent of the Company is TrustNet (British Virgin Islands) Limited of TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

GENERAL OBJECTS AND POWERS

4.	(1) The object of the Company is to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands;

(2) The Company may not

(a) carry on business with persons resident in the British Virgin Islands;

(b) own an interest in real property situate in the British Virgin Islands, other than a lease referred to in paragraph (e) of subclause (3);

(c) carry on banking or trust business, unless it is licensed to do so under the Banks and Trust Companies Act, 1990;

(d) carry on business as an insurance or reinsurance company, insurance agent or insurance broker, unless it is licensed under an enactment authorising it to carry on that business;

(e) carry on business of company management, unless it is licensed under the Company Management Act, 1990; or

(f) carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands.

(3) For the purposes of paragraph 4.2 (a), the Company shall not be treated as carrying on business with persons resident in the British Virgin Islands if

(a) it makes or maintains deposits with a person carrying on banking business within the British Virgin Islands;

(b)
it makes or maintains professional contact with solicitors, barristers, accountants, bookkeepers, trust companies, administration companies, investment advisers or other similar persons carrying on business within the British Virgin Islands;

(c) it prepares or maintains books and records within the British Virgin Islands;

(d) it holds, within the British Virgin Islands, meetings of its directors or Shareholders;

(e) it holds a lease of property for use as an office from which to communicate with Shareholders or where books and records of the Company are prepared or maintained;

(f) it holds shares, debt obligations or other securities in a company incorporated under the International Business Companies Act or under the Companies Act; or

(g)
shares, debt obligations or other securities in the Company are owned by any person resident in the British Virgin Islands or by any company incorporated under the International Business Companies Act or under the Companies Act

(4)
The Company shall have all such powers as are permitted by law for the time being in force in the British Virgin Islands, irrespective of corporate benefit, to perform all acts and engage in all activities necessary or conducive to the conduct, promotion or attainment of the object of the Company.

CURRENCY

5.	Shares in the Company shall be issued in the currency of the United States of America.

AUTHORIZED CAPITAL

6.	The authorized capital of the Company is $1,000,000.00

CLASSES, NUMBER AND PAR VALUE OF SHARES

7.	The authorized capital is made up of one class and one series of shares divided into 1,000,000 shares of $1.00 par value.

DESIGNATIONS, POWERS PREFERENCES, ETC. OF SHARES

8.	All shares shall

(a) have one vote each;

(b) be subject to redemption, purchase or acquisition by the Company for fair value; and

	(c)	have the same rights with regards to dividends and distributions upon liquidation of the Company.

DIVIDENDS/NPI PAYMENTS

9.
The Shareholders of the Company will be entitled to share in dividends of the Company and in the distribution of net proceeds upon a liquidation of the assets of Company according to their respective shareholdings in the Company, provided that if the shareholding in the Company in aggregate held by either CTVH or Continental, and only CTVH or Continental (as the case may be), (such party a "Selecting Shareholder") falls below 15%, then the Selecting Shareholder will have an once-off option, exercisable by notice to the other Shareholder, no later than 30 days after its aggregated shareholding falls below the aforementioned 15%, to:

(a)
continue to hold its Shares to be entitled to receive its share of dividends of the Company according to its shareholding and to be liable to make equity contributions according to its shareholding in accordance with paragraph 19 of the Memorandum; or

(b)
to the extent permitted by law, redeem its Shares in exchange for an annual payment, payable ninety (90) days after the financial year end of the Company or the date that the Company distributes dividends to its shareholders, whichever date is the later, (a "BVI NPI Payment") in respect of each financial year of the Company following the date of redemption, calculated at a fixed rate of 12.5% of the Net Profits, which BVI NPI Payments shall be subject to the following provisions:

(i)
subject to subclauses (ii), (iii) below, BVI NPI Payments will not accrue or be payable to the Selecting Shareholder until after the other Shareholder or Shareholders (as the case may be) have recovered through their receipt of dividends from the Company all of their "BVI Excess Investment" (as defined below);

(ii)
in respect of any financial year before BVI NPI Payments have accrued and become payable in accordance with subclause (i) above, and provided that in any event that the Company has BVI Net Profits of no less than US$2 million, the Selecting Shareholder shall be entitled to a fixed interim payment of US$250,000;

(iii)
once BVI NPI Payments have accrued and become payable in accordance with subclauses (i) and (ii) above, then the first US$250,000 of the BVI NPI Payments for each year shall be paid to the Selecting Shareholder, and the remaining amounts accrued, on an aggregated basis, shall be reduced by the amount of any interim payments the Selecting Shareholder has received in accordance with subclause (ii) above until all such previously paid fixed interim amounts have been accounted for as a credit to the amounts otherwise due to the Selecting Shareholder; and

		(iv)	the Company shall provide the Selecting Shareholder with an audit certificate evidencing the calculation of the BVI NPI Payment for that year.

(c)
The term "BVI Excess Investment" means all loan and equity capital invested, provided and or contributed to the Company by the other Shareholders, as well as any additional investment not accounted for in such loan or equity capital and made by the other Shareholders in relation to the Company, Group Companies and the Property directly or indirectly under the terms hereof and not otherwise accounted for as part of the Company's loan or equity capital after the point at which the shareholding of the Selecting Shareholder falls below 15% of the total shareholders equity capital, plus interest on such funds at the interest rate published calculated in accordance with the prime overdraft rate charged by the Bank of Montreal, Canada to its corporate customers.

(d)
The term "Net Profits" for a particular financial year means the profits of the Company available for distribution in respect of that year to the shareholders of the Company, in accordance with GAAP, after deduction of operating expenses, applicable taxes, loan repayments and other costs and financial commitments, as well as, working capital and reserves either required by law or determined to be reasonable by the Board in order to provide for working capital or for environmental reclamation in relation to the Company, Group Companies and the Property.

VARIATION OF CLASS RIGHTS

10.
If at any time the authorized capital is divided into different classes or series of shares, the rights attached to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less that three-fourths of the issued shares of that class or series and of the holders of not less than three-fourths of the issued shares of any other class or series of shares which may be affected by such variation.

RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

11.
The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

REGISTERED SHARES AND PROHIBITION ON ISSUE OF BEARER SHARES

12.	Shares in the Company may only be issued as registered shares. The issue of shares to bearer is prohibited.

PROHIBITION ON EXCHANGE OF REGISTERED SHARES TO BEARER SHARES

13.	The exchange of registered shares to bearer shares is prohibited.

LEGENDS

14.	Each certificate representing Shares of the Company shall be stamped or otherwise imprinted with a legend in substantially the following form in the English language:

"THE SALE, PLEDGE, HYPOTHECATION, ASSIGNMENT OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN SHAREHOLDERS AGREEMENT BY AND AMONG THE COMPANY AND CERTAIN SHAREHOLDERS OF THE COMPANY. COPIES OF THE SHAREHOLDERS AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY."

RESTRICTIONS ON TRANSFER OF SHARES

15.	Right of First Refusal.

	(a)	Parties Respective Rights of First Refusal.

(i)
Continental shall have the right to Transfer its Shares provided that the other Shareholders then holding Shares have first been offered the Shares on the same terms as Continental proposes to accept in accordance with this paragraph 15. Any Transfer of Shares to an Affiliate of Continental shall not require Continental to first offer the Shares to be Transferred to the other shareholders.

(ii)
Each Shareholder other than Continental shall have the right to Transfer its Shares in the Company provided that such Shareholder has first offered Continental the Shares on the same terms as the Shareholder that is selling proposes to accept in accordance with this paragraph 15. Any Transfer of Ordinary Shares to an Affiliate of CTVH shall not require CTVH to first offer the Ordinary Shares to be Transferred to Continental.

(iii)
The transferee in relation to a Transfer permitted under this Article shall execute and deliver to the Company an adherence agreement in the form attached as Schedule A to the Shareholders Agreement dated December 23, 2004, assuming the obligations of the transferring Shareholder with respect to the transferred shares.

	(b)	Transfer Notice.

Each Shareholder agrees that if at any time it plans to Transfer any of its Offered Shares, then such Selling Shareholder shall give the Shareholder having a right of first refusal in relation to the Offered Shares in accordance with paragraph 15(a) (the "RFR Shareholders") a written notice of its intention to make such Transfer ("First Transfer Notice"), which such First Transfer Notice shall include:

		(i)	the number of Offered Shares;

		(ii)	the identity of the prospective transferee(s); and

		(iii)	the consideration and the material terms and conditions upon which the proposed Transfer is to be made.

The First Transfer Notice shall certify that such Selling Shareholder has received a firm offer from a third party transferee(s) and in good faith believes a binding agreement for the Transfer is obtainable on the terms set forth in the First Transfer Notice. The First Transfer Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed Transfer.

	(c)	Purchase Notice.

Within thirty (30) days following the receipt of the First Transfer Notice (subject to extension as provided in paragraph 15(d)(iii) and 15(d)(iv)), RFR Shareholders may exercise their right of first refusal by giving notice, pursuant to paragraph 15(d), to the Selling Shareholder ("Purchase Notice"), with a copy to the Company. If an RFR Shareholder fails to deliver the Purchase Notice within thirty (30) days following the receipt of a First Transfer Notice, it may not exercise its right of first refusal in such Transfer.

(d)	RFR Shareholders' Right of First Refusal.

(i)
If an RFR Shareholder elects to exercise its right of first refusal, its Purchase Notice shall set forth the number of Offered Shares such Remaining Shareholder wishes to purchase, subject to a maximum of its right of first refusal pro rata amount, calculated immediately prior to the time of the purchase hereunder from the Selling Shareholder.

(ii)
Immediately following the expiration of the thirty (30) day period referred to in Paragraph 15(c) above, the Selling Shareholder shall send out a second notice ("Second Transfer Notice") to each RFR Shareholder that exercised its right of first refusal regarding the First Transfer Notice ("Purchasing Shareholder"), with a copy to the Company, setting forth the number of shares that remain unpurchased from the First Transfer Notice ("Remaining Shares"). Each Purchasing Shareholder shall have fifteen (15) Business Days from the date of receipt of the Second Transfer Notice to purchase up to that portion of the Remaining Shares equal to the proportion that the number of Shares held by such Purchasing Shareholder bears to the total number of Shares held by all Purchasing Shareholders who wish to purchase the Remaining Shares by giving Notice to the Selling Shareholder ("Second Purchase Notice").

(iii)
Should any Shareholder be wound-up, liquidated, placed under judicial management, whether provisionally or finally and whether voluntarily or compulsorily (other than for the purposes of a reconstruction or amalgamation) then the Shareholder shall be deemed, on the day immediately preceding the occurrence of such event, to have offered all its Shares in the Company to the other Shareholders, and the price per Share shall be the greater of the original subscription price paid by the Selling Shareholder for such Offered Shares (appropriately adjusted for share splits, share dividends, combinations and the like) or the fair market value of such Offered Shares, which shall be a price determined in good faith by the Board reflecting the current value of the Offered Shares in view of the present earnings and future prospects of the Company, determined within thirty (30) days after receipt by the RFR Shareholders of the First Transfer Notice. In the event that the Selling Shareholder or his or her executor disagrees with such valuation as determined by the Board, the Selling Shareholder or his or her executor shall be entitled to have the valuation determined by an independent appraiser to be mutually agreed upon by the RFR Shareholders and the Selling Shareholder or his or her executor, the fees of which appraiser shall be borne by the Selling Shareholder or his or her estate. The thirty (30) day period specified in Paragraph 15(c) shall be extended to the fifth (5th) Business Day after a valuation pursuant to this Paragraph 15(d)(iii) has been determined to be final and binding.

(iv)
In the event the consideration for the Offered Shares specified in a First Transfer Notice is payable in property other than cash and the Selling Shareholder and the RFR Shareholders who wish to purchase the Offered Shares (acting together) cannot agree on the cash value of such property within thirty (30) days after such RFR Shareholders' receipt of the First Transfer Notice, the value of such property shall be determined by an independent appraiser to be mutually agreed upon by the Selling Shareholder and such RFR Shareholders (acting together) within one month from its appointment, and such determination shall be final and binding on the Selling Shareholder and such RFR Shareholders. The cost of such appraisal shall be paid by the Shareholders whose value is the furthest away from the value determined by the independent appraiser. The thirty (30) day period specified in paragraph 15(c) shall be extended to the fifth (5th) Business Day after a valuation pursuant to this paragraph 15(d)(iv) has been determined to be final and binding.

(v)
The exercise (whether in full or in part) or non-exercise of any right of first refusal by any Remaining Shareholder to purchase or participate in one or more proposals to Transfer any Offered Shares shall not adversely affect its rights to purchase or participate in subsequent Transfers of Offered Shares.

(vi)
Notwithstanding any rights or rights of first refusal in this Paragraph 15, in the event the RFR Shareholders do not purchase all of the offered Shares that remain available in the Second Transfer Notice, the Selling Shareholder may cancel all sales to RFR Shareholders and Transfer all of the Offered Shares to the third party transferee(s) on the terms set forth in the First Transfer Notice.

	(e)	Non-Exercise of Rights.

Completion of the Transfer of the Offered Shares to the third party transferee(s) set forth in the First Transfer Notice (and if applicable, the Purchasing Shareholders) shall occur no later than the later of (i) thirty (30) days after the receipt of the Second Transfer Notice or (ii) the determination of the value of the shares by an independent appraiser pursuant to paragraphs 15(d)(iii) and 15(d)(iv). If no RFR Shareholder elects to exercise the right of first refusal, all but not less than all Offered Shares may be transferred in accordance with the First Transfer Notice. The Selling Shareholder shall procure, as a condition of the effectiveness of the Transfer of the Offered Shares, that the third party transferee(s) assume the obligations of the Selling Shareholder under this Agreement by executing and delivering to the Company an Adherence Agreement substantially in the form attached as Schedule A to the Shareholders Agreement dated December 23, 2004. Unless written consent of each RFR Shareholder is obtained, if such Transfer is not completed within the time period prescribed in this paragraph 15(e), or if any proposed terms or conditions with respect to the Transfer of the Offered Shares become more favorable to the proposed purchaser than those set forth in the First Transfer Notice, then such proposed Transfer shall again be subject to the right of first refusal, and the procedures in connection therewith, set forth in Paragraph 15.

	(f)	Disclosure to Proposed Transferees.

Each holder of Shares shall be entitled to disclose to any third party transferee(s) of Shares any information, documents, or materials concerning the Company and Group Companies known to or in the possession of such holder, and the Company shall provide any assistance or cooperation reasonably requested by such holder or any third party transferee in connection with such third party transferee's due diligence investigation of the Company subject to appropriate nondisclosure arrangements.

ACTIONS REQUIRING SPECIAL CONSENT OF THE SHAREHOLDERS

16.
Notwithstanding anything herein that may be to the contrary, in addition to any other approvals required by Applicable Law, the Memorandum and the Articles or any equivalent organizational documents of any Group Company, the following matters shall not be effected in relation to the Company or any Group Company, without the unanimous consent of the Shareholders and where any such matter is required to be approved by a resolution of Shareholders, the resolution shall require such consent:

	(a)	the amendment, alteration, or repeal of any provision of the Memorandum or Articles, or the constitutional documents of any Group Company;

(b)
any alteration or reorganization of the share capital or registered capital of the Company or any Group Company, including, without limitation, reduction, consolidation, subdivision or conversion thereof, or the rights in respect of any share capital, but excluding any increase in the share capital;

	(c)	except as provided herein, the payment or declaration of a distribution or dividend, including, without limitation, the redemption or repurchase of any such capital shares;

	(d)	any issuance of capital shares of the Company in any class other than Shares;

(e)
the merger, amalgamation or consolidation of the Company or any Group Company with any Person, or the sale, lease, exchange, transfer, contribution, Encumbrance or other disposition of all or substantially all of the consolidated assets of the Company or any Group Company (whether in an individual transaction or a series of related transactions), or the purchase or other acquisition of all or substantially all of the assets of another Person, or the reorganization of the Company or any Group Company;

	(f)	any voluntary dissolution, winding-up or liquidation of the Company or any Group Company;

	(g)	except as provided herein, any increase or decrease in the size of the Board or the board of directors or similar governing body of any Group Company;

(h)
any major corporate or financial commitment, expenditure or cash disbursement on the part of the Company or any Group Company that could result in a variance from the Company Annual Budget of greater than twenty percent (20%);

(i)
the giving of any guarantee or indemnity by the Company or any Group Company regarding or in connection with any borrowing, other than borrowings by the Company or a Group Company in the normal course of business;

	(j)	any change in accounting principles of the Company or any Group Company, except as required by the Applicable Law;

	(k)	the creation of any Encumbrance (other than those created by operation of law) with respect to assets of the Company or any Group Company, other than in the normal course of business; and

	(l)	the consideration of and, as may be appropriate, the approval of any material diversification or investment, or a change of business, subject to the appropriate governmental approvals (if required).

DISCLOSURE AND COOPERATION WITH RESPECT TO TRANSFERS.

17.	Upon the request of any Shareholder, the Company shall:

(a)
promptly supply to such Shareholder or its third party transferees permitted hereunder, all information regarding the Company required to be delivered in connection with such transfer, if applicable, provided that such transferee enters into a reasonable and customary confidentiality agreement with respect to such information; and

	(b)	otherwise cooperate and take all other actions as reasonably requested by such Shareholder in connection with any transfer.

COMPLIANCE WITH APPLICABLE LAWS, MAINTENANCE OF GOVERNMENTAL APPROVALS.

18.	(a) The Company shall (and shall cause each Group Company to) comply at all times in all material respects with all Applicable Laws applicable to the Company or any Group Company.

(b)	The Company shall, and shall cause each Group Company, as applicable, to:

	(i)	keep in full force and effect all such Governmental Approvals and Consents, that may be required for:

		(A)	the carrying on of its business and the business of each Group Company, in each case as it is presently carried on and is contemplated to be carried on, and

		(B)	the exercise by any Shareholders of its rights and remedies under any of such agreements to which it is a party.

	(ii)	obtain any other Governmental Approvals and Consents required to be obtained, as soon as such Governmental Approvals and Consents become necessary.

FUNDING

19.	(a)
Continental having completed its investment into the Company in connection with the First Option or Second Option (as the case may be) as provided in the Option Agreement, the Board may from time to time by simple majority resolution determine that the Company requires additional funding in accordance with a Company Annual Budget having been approved by the Board. The then Shareholders of Company shall have first right to supply such additional funding.

(b)
In the event that the Board determines by simple majority resolution that the Company requires additional funding in accordance with the terms of an approved Company Annual Budget, the Shareholders shall agree to make either equity contributions or shareholders loans to Company. If the Shareholders cannot reach agreement on the form of funding, the funding will be in the form of shareholders equity and the Company shall undertake an issuance of Shares to permit such funding.

RIGHTS OF PARTICIPATION

20.	Pre-emptive Right.

(a)
The Company hereby grants to each Shareholder a right of first refusal to subscribe for its pro rata share of any such increase in shareholders equity capital that the Company may, from time to time, propose. A Shareholder's "pro rata share", for purposes of this pre-emptive right, shall be determined according to the number of Shares owned by such Shareholder immediately prior to the issuance of the Shares in relation to the total number of Shares outstanding immediately prior to the issuance of the Shares. Each Shareholder shall have a right of over-allotment such that, if any Shareholder fails to exercise its right hereunder to subscribe for its pro rata share of the increase in shareholders equity capital, the other Shareholders may subscribe for the non~~-~~subscribing Shareholder's portion on a pro rata basis in accordance with paragraph 20(b) below.

(b)	Issuing of Shares: Procedures.

(i) First Participation Notice.

In the event that the Company proposes to undertake an issuance of Shares, it shall give to each Shareholder Notice indicating its intention to issue Shares, describing the amount of shareholders' equity that the Company proposes to raise and the general terms upon which the Company proposes to issue such Shares ("First Participation Notice"). Each Shareholder shall have thirty (30) Business Days from the date of receipt of any such First Participation Notice to agree in writing to subscribe for such Shareholder's pro rata share of such shareholders equity upon the terms and conditions specified in the First Participation Notice by giving written notice to the Company and stating in such notice the quantity of shareholders equity to be subscribed for (not to exceed such Shareholder's pro rata share). If any Shareholder fails to so agree in writing within such thirty (30) Business Day period to subscribe for such Shareholder's full pro rata share of the shareholders' equity, then such Shareholder shall forfeit the right hereunder to subscribe for that part of its pro rata share of such shareholders equity that it did not so agree to subscribe.

(ii) Second Participation Notice; Oversubscription.

If any Shareholder fails to exercise its rights under the First Participation Notice in full in accordance with subclause (a) above, the Company shall promptly give each Shareholder that has exercised its rights under the First Participation Notice in full ("Participating Shareholder") a Second Participation Notice indicating the amount of shareholders equity remaining available for subscription. Each such Participating Shareholder shall have five (5) Business Days from the date of receipt of the Second Participation Notice to elect by written notice to the Company to subscribe for that portion of the remaining shareholders' equity equal to the proportion that the number of Shares held by such Participating Shareholder bears to the total number of Shares held by all Participating Shareholders who wish to subscribe for the remaining shareholders' equity. If the shareholders equity made available for subscription is not fully subscribed for by the Shareholders following issuance of the Second Participation Notice, the Board may invite investors who are not Shareholders to subscribe for the shareholders equity still available for subscription, subject to the investors being acceptable to the Shareholders and becoming party to the shareholder agreement dated December 23, 2004.

(c)	Failure to Exercise.

In the event that the Shareholders together fail to subscribe for all the Shares offered in terms of paragraph 20(b), the Company may reduce the amount of Shares to be subscribed for to an amount equal to the amount subscribed, or it may offer any unsubscribed Shares to third parties approved by the holder of a majority of Shares upon terms not more favorable to the third parties than specified in the First Participation Notice. In the event that the Company has not issued and sold such Shares within ninety (90) days after the Shareholders receipt of the First Participation Notice, then the Company shall not thereafter issue or sell any Shares without again first offering such Shares to the Shareholders pursuant to paragraph 20(b).

(d)	Timing of Subscription.

The payment for Shares by Shareholders pursuant to this paragraph 20(d) shall occur no later than the time stipulated by the Board, provided, however, that the Board shall not require payment earlier than thirty (30) days following the Shareholders' receipt of the First Participation Notice (or the Second Participation Notice, if such is given).

(e)	Termination.

The right of each Shareholder under this paragraph 20 shall terminate upon such Shareholder ceasing to hold any Shares.

(f)	Board Voting for New Issuance of Shares.

Where CTVH and Continental subscribe the shares to be issued in accordance with the above, the new issuance of shares shall be approved by the Board with a simple majority.

(g)	Formula for Issuance of New Shares by Company.

(i) If Continental has exercised the First Option but not the Second Option under the Option Agreement:

(A) Determination of Shareholders Interest.

CTVH's shareholders interest = A divided by (A plus B), expressed as a percentage.

Continental's shareholders interest = B divided by (A plus B), expressed as a percentage.

Where:

A =
The aggregate amount of contributions, including share capital and surplus, to the Company, expressed as a US$ amount after Continental has completed its required expenditure in terms of the First Option, if any, plus US$5,000,000 as a deemed amount for the purpose of calculating CTVH's shareholders interests, less subscription monies paid to acquire CTVH's pro rata number of shares in terms of the First Option.

B =
the aggregate amount of contributions, including share capital, and surplus, to the Company, expressed as a US$ amount, after Continental has completed its required expenditure in terms of the First Option, if any, plus US$5,000,000.

(B)	Determination of number of shares to be issued.

The Company will issue at par the number of shares required to equate the shareholding of the Shareholders with their respective shareholders interests as calculated above and the balance of the subscription price will be allocated to the surplus account of the Company.

(C)	Sample Calculations.

A sample calculations for the formula in paragraph 20(g)(i) follows:

EXAMPLE

CTVH's shareholders interest before subscription = 50%

Continental's shareholders interest before subscription = 50%

Funding required by the Company = US$2,000,000

CTVH subscribes for US$400,000

Continental subscribes for US$1,600,000

Calculation of Shareholders Interest

A =	400,000 + 5,000,000	B =	1,600,000 + 5,000,000

A =	5,400,000	B =	6,600,000

CTVH shareholders interest	=	A / (A+B)
	=	5,400,000 / (5,400,000 + 6,600,000)
	=	5,400,000 / (12,000,000)
	=	45%
Continental's shareholders interest	=	B / (A+B)
	=	6,600,000 / (5,400,000 + 6,600,000)
	=	6,600,000 / (12,000,000)
	=	55%

(D)	In the event that the Company has Shareholders other than Continental and CTVH, the formula will be appropriately adjusted to include such other Shareholders.

(ii)	If Continental has exercised the Second Option under the Option Agreement and has completed its expenditure under the Second Option, then:

	(A)	Determination of Shareholders Interest.

CTVH's shareholders interest = A divided by (A plus B), expressed as a percentage

Continental's shareholders interest = B divided by (A plus B), expressed as a percentage.

Where:

A =
The aggregate amount of contributions, including share capital, and surplus, to the Company, expressed as a US$ amount after Continental has completed its required expenditure in terms of the Second Option, if any, plus US$5,333,330 as a deemed amount for the purpose of calculating CTVH's shareholders interests, less subscription monies paid to acquire ABC's pro rata number of shares in terms of the First and Second Option.

B =
the aggregate amount of contributions, including share capital and surplus, to the Company, expressed as a US$ amount, after Continental has completed its required expenditure in terms of the First Option, if any, plus US$8,000,000

(B)	Determination of number of shares to be issued.

The Company will issue at the nominal value the number of Shares required to equate the shareholding of the parties with their respective shareholders interests as calculated above and the balance of the subscription price will be allocated to the surplus account of the Company.

(C)	Sample Calculations.

A sample calculations for the formula in paragraph 20(g)(ii) follows:

EXAMPLE

CTVH's shareholders interest before subscription = 40%

Continental's shareholders interest before subscription = 60%

Funding required by the Company = US$2,000,000

CTVH subscribes for US$340,000

Continental subscribes for US$1,660,000

Calculation of Shareholders Interest

A =	340,000 + 5,333,330	B =	1,660,000 + 8,000,000
A =	5,673,330	B =	9,660,000

CTVH shareholders interest	=	A / (A+B)
	=	5,673,330 / (5,673,330+ 9,660,000)
	=	5,673,330 / (15,333,330)
	=	37%

Continental's shareholders interest	=	B / (A+B)
	=	9,660,000 / (5,673,330+ 9,660,000)
	=	9,660,000 / (15,330,000)
	=	63%

(D)	In the event that the Company has Shareholders other than Continental and CTVH, the formula will be appropriately adjusted to include such other Shareholders.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

21.	The Company may amend its Memorandum of Association and Articles of Association by a resolution of all Shareholders.

DEFINITIONS

22.	The meanings of words in this Memorandum of Association are as defined in the Articles of Association.

We, TrustNet (British Virgin Islands) Limited of TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands for the purpose of incorporating an International Business Company under the laws of the British Virgin Islands hereby subscribe our name to this Memorandum of Association the 18th day of June, 2004.

in the presence of:

Witness	Subscriber

(Sgd.) Georgea Hodge	(Sgd.) Nicole Wheatley

TrustNet Chambers	TrustNet (British Virgin Islands) Limited
P.O. Box 3444
Road Town, Tortola

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE INTERNATIONAL BUSINESS COMPANIES ACT

(CAP. 291)

ARTICLES OF ASSOCIATION OF

HIGHLAND MINING INC.

PRELIMINARY

1.
In these Articles, if not inconsistent with the subject or context, the words and expressions standing in the first column of the following table shall bear the meanings set opposite them respectively in the second column thereof.

Words	Meaning

Affiliate
In relation to an entity, any individual, partnership, corporation, trust or other entity that directly or indirectly controls, or is controlled by, or is under common control with, such entity, where control means the direct or indirect ownership of more than 50% of the outstanding shares or other ownership interests having ordinary voting power to elect directors or the equivalent. The term Affiliate shall, in relation to Continental, include Hunter Dickinson Inc, and any company directly or indirectly controlled by Hunter Dickinson Inc., and in relation to CTVH, include any company directly or indirectly controlled by Wang Zhi.

Applicable Law
With respect to any Person, any and all provisions of any constitution, treaty, statute, law, regulation, ordinance, code, rule, judgment, rule of common law, order, decree, award, injunction, judgment, Governmental Approval, concession, grant, franchise, license, agreement, directive, guideline, policy, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, whether in effect as of the date hereof or thereafter and in each case as amended, applicable to such Person or its subsidiaries or their respective assets.

Board	The board of directors of the Company from time to time.

Business Day	Any day (excluding Saturdays, Sundays and public holidays in Vancouver, Canada and PRC) on which banks generally are open for business in Vancouver, Canada, and PRC.

capital	The sum of the aggregate par value of all outstanding shares with par value of the Company and shares with par value held by the Company as treasury shares plus

(a)	the aggregate of the amounts designated as capital of all outstanding shares without par value of the Company and shares without par value held by the Company as treasury shares, and

(b)	the amounts as are from time to time transferred from surplus to capital by a resolution of directors.

CEO	The chief executive officer of the Company

Company Annual Budget	For any financial year, a budget for the Company's operations during such financial year prepared by the CEO in accordance with the provisions of these Articles.

Consent
Any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Person, including any Governmental Authority.

Continental	Continental Minerals Corporation, a British Columbia company with offices at Suite 1020 - 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6.

Continental Exploration Program	An annual exploration program and budget in relation to the Property submitted by Continental in accordance with these Articles.

CTVH	China NetTV Holdings Inc., a Delaware corporation with offices at Suite 830-789 West Pender Street, Vancouver, B.C., Canada, V6C 1H2.

CTVH Exploration Program	An annual exploration program and budget in relation to the Property submitted by CTVH in accordance with these Articles.

Encumbrance
Any lien, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, transfer restriction, hypothecation, encumbrance or other security interest of any kind or nature whatsoever, or any agreement to give or make any of the foregoing.

First Expenditure Period	The period from the date of the Option Agreement to November 10, 2006 .

GAAP	Canadian generally accepted accounting principles, consistently applied.

Governmental Approvals	Any action, order, authorization, consent, approval, license, lease, waiver, franchise, concession, agreement, license, ruling, permit,

tariff, rate, certification, exemption of, filing or registration by or with, or report or notice to, any Governmental Authority.

Governmental Authority
Any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial regulatory or administrative functions of or pertaining to any government with competent jurisdiction.

Group Company	A person (other than a natural person or an individual) that is controlled by the Company.

Offered Shares	The Shares proposed to be Transferred by a Selling Shareholder.

Option Agreement	The Option Agreement dated as of [ * ] between Leung Yuet Mei, Leung Chi Ming, Chen Yulin, the Company, Tianyuan, Wang Zhi, CTVH, Hunter Dickinson Inc. and Continental.

Permitted Transfer
A transfer of shares by a Shareholder (i) that is not prohibited by the terms of the Memorandum or Articles or any other agreement, instrument, or constitutional document, (ii) where the transferee has executed and delivered to the Company an Adherence Agreement in the form attached as Schedule A to the Shareholders Agreement dated December 23, 2004, assuming the obligations of the transferring Shareholder with respect to the transferred shares, and (iii) where the Company is given written notice at the time of such transfer stating the name and address of the transferee and identifying the shares of the Company that are being transferred.

person	An individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, governmental body or other entity.

PRC	The People's Republic of China.

Property	The Xietongmen Copper Property, which is located near Xiong Village, Xietongmen County, Rikaze area, Tibet Autonomous Region, the PRC.

resolution of directors
(a)               A resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a simple majority of the directors present at the meeting who voted and did not abstain; or

(b)               a resolution consented to in writing, (which may be in counterparts) by at least the number of directors required to constitute a quorum at a Board meeting or a meeting of a committee of directors as the case may be ;

except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority.

resolution of Shareholders	(a) A resolution approved at a duly convened and constituted meeting of the Shareholders of Company by the affirmative vote of

		(i)	a simple majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted and not abstained, or

(ii)
a simple majority of the votes of each class or  series of shares which were present at the meeting  and entitled to vote thereon as a class or series and  were voted and not abstained and of a simple  majority of the votes of the remaining shares  entitled to vote thereon which were present at the  meeting and were voted and not abstained; or

	(b)	a resolution consented to in writing by

		(i)	an absolute majority of the votes of shares entitled to vote thereon, or

(ii)
an absolute majority of the votes of each class or  series of shares entitled to vote thereon as a class  or series and of an absolute majority of the votes  of the remaining shares entitled to vote thereon:

and, for the avoidance of doubt, a resolution of Shareholders shall constitute a resolution of members for any purpose under the Act;

securities	Shares and debt obligations of every kind, and options, warrants and rights to acquire shares, or debt obligations.

Second Expenditure Period	The period from November 10, 2006 to November 10, 2007.

Shareholder	CTVH and Continental (so long as they hold Shares) and such other persons as may from time to time hold Shares of the Company.

Shares	The shares of the Company, par value US$1.00, which are the only class and series of shares of the Company.

Selling Shareholder	The Shareholder that plans to sell, transfer, pledge or otherwise dispose of or permit the sale, transfer, pledge, or other disposition of any interest in any of its Shares.

surplus	The excess, if any, at the time of the determination of the total assets of the Company over the aggregate of its total liabilities, as shown in its books of account, plus the Company’s capital.

Taxes
Any domestic or foreign taxes, charges, fees, levies or other assessments, including any interest, penalties or additions relating thereto, imposed by any Governmental Authority or other taxing authority.

the Act	The International Business Companies Act (CAP. 291) including any modification, extension, re-enactment or renewal thereof and any regulations made thereunder.

the Memorandum	The Memorandum of Association of the Company as originally framed or as from time to time amended.

the Seal	Any Seal which has been duly adopted as the Seal of the Company.

these Articles	These Articles of Association as originally framed or as from time to time amended.

Tianyuan	Tibet Tianyuan Minerals Exploration Ltd., a company incorporated under the law of the PRC, all of the shares of which are held by Company.

Tianyuan Annual Budget	For any financial year, a budget for the Tianyuan's operations during such financial year.

Transfer or Transferring
A sale, assignment, pledge, gift, placement in trust (voting or otherwise) or transfer by operation of law of, or disposal (directly or indirectly and whether or not voluntary), and shall include any transfer by will or intestate succession.

treasury shares	Shares in the Company that were previously issued but were repurchased, redeemed or otherwise acquired by the Company and not cancelled.

UNCITRAL Rules	The Arbitration Rules of the United Nations Commission on International Trade Law.

US$	The legal currency of the United States.

2.
“Written” or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of reproducing words in a visible form, including telex, facsimile, telegram, cable or other form of writing produced by electronic communication.

3.	Save as aforesaid any words or expressions defined in the Act shall bear the same meaning in these Articles.

4.	Whenever the singular or plural number, or the masculine, feminine or neuter gender is used in these Articles, it shall equally, where the context admits, include the others.

5.
A reference in these Articles to voting in relation to shares shall be construed as a reference to voting by Shareholders holding the shares except that it is the votes allocated to the shares that shall be counted and not the number of Shareholders who actually voted and a reference to shares being present at a meeting shall be given a corresponding construction.

6.	A reference to money in these Articles is, unless otherwise stated, a reference to the currency in which shares in the Company shall be issued according to the provisions of the Memorandum.

REGISTERED SHARES

7.
Every Shareholder holding registered shares in the Company shall be entitled to a certificate signed by a director or officer of the Company and under the Seal specifying the share or shares held by him and the signature of the director or officer and the Seal may be facsimiles.

8.
Any Shareholder receiving a share certificate for registered shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a share certificate for registered shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a resolution of directors.

9.	If several persons are registered as joint holders of any shares, any one of such persons may give an effectual receipt for any dividend payable in respect of such shares.

SHARES, AUTHORIZED CAPITAL, CAPITAL AND SURPLUS

10.
Subject to the provisions of these Articles and any resolution of Shareholders, the unissued shares of the Company shall be at the disposal of the directors who may, without limiting or affecting any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine.

11.
No share in the Company may he issued until the consideration in respect thereof is fully paid, and when issued the share is for all purposes fully paid and non- assessable save that a share issued for a promissory note or other written obligation for payment of a debt may be issued subject to forfeiture in the manner prescribed in these Articles.

12.
Shares in the Company shall be issued for money, services rendered, personal property, an estate in real property, a promissory note or other binding obligation to contribute money or property or any combination of the foregoing as shall be determined by a resolution of directors.

13.
Shares in the Company may be issued for such amount of consideration as the directors may from time to time by resolution of directors determine, except that in the case of shares with par value, the amount shall not be less than the par value, and in the absence of fraud the decision of the directors as to the value of the consideration received by the Company in respect of the issue is conclusive unless a question of law is involved. The consideration in respect of the shares constitutes capital to the extent of the par value and the excess constitutes surplus.

14.
A share issued by the Company upon conversion of, or in exchange for, another share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other share, debt obligation or security.

15.	Treasury shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may by resolution of directors determine.

16.	The Company may not issue fractions of a share.

17.
Upon the issue by the Company of a share without par value, if an amount is stated in the Memorandum to be authorized capital represented by such shares then each share shall be issued for no less than the appropriate proportion of such amount which shall constitute capital, otherwise the consideration in respect of the share constitutes capital to the extent designated by the directors and the excess constitutes surplus, except that the directors must designate as capital an amount of the consideration that is at least equal to the amount that the share is entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

18.	The Company may purchase, redeem or otherwise acquire and hold its own shares but only out of surplus or in exchange for newly issued shares of equal value.

19.	Subject to provisions to the contrary in

	(a)	the Memorandum or these Articles;

	(b)	the designations, powers, preferences, rights, qualifications, limitations and restrictions with which the shares were issued; or

	(c)	the subscription agreement for the issue of the shares,

the Company may not purchase, redeem or otherwise acquire its own shares without the consent of Shareholders whose shares are to he purchased, redeemed or otherwise acquired.

20.
No purchase, redemption or other acquisition of shares shall be made unless the directors determine that immediately after the purchase, redemption or other acquisition the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

21.	A determination by the directors under the preceding Article is not required where shares are purchased, redeemed or otherwise acquired

	(a)	pursuant to a right of a Shareholder to have his shares redeemed or to have his shares exchanged for money or other property of the Company;

	(b)	by virtue of a transfer of capital pursuant to these Articles;

	(c)	by virtue of the provisions of Section 83 of the Act: or

	(d)	pursuant to an order of the Court.

22.
Shares that the Company purchases, redeems or otherwise acquires pursuant to the preceding Article may be cancelled or held as treasury shares except to the extent that such shares are in excess of 80 percent of the issued shares of the Company in which case they shall be cancelled but they shall be available for reissue.

23.
Where shares in the Company are held by the Company as treasury shares or are held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the votes in the election of directors of the other company, such shares of the Company are not entitled to vote or to have dividends paid thereon and shall not be treated as outstanding for any purpose except for purposes of determining the capital of the Company.

24.	The Company may purchase, redeem or otherwise acquire its shares at a price lower than the fair value if permitted by, and then only in accordance with, the terms of

	(a)	the Memorandum or these Articles; or

	(b)	a written agreement for the subscription for the shares to be purchased, redeemed or otherwise acquired.

25.
The Company may by a resolution of directors include in the computation of surplus for any purpose the unrealized appreciation of the assets of the Company, and, in the absence of fraud, the decision of the directors as to the value of the assets is conclusive, unless a question of law is involved.

MORTGAGES AND CHARGES OF REGISTERED SHARES

26.
Shareholders may mortgage or charge their registered shares in the Company and upon satisfactory evidence thereof the Company shall give effect to the terms of any valid mortgage or charge except insofar as it may conflict with any requirements herein contained for consent to the transfer of shares.

27.	In the case of the mortgage or charge of registered shares there may be entered in the share register of the Company at the request of the registered holder of such shares

	(a)	a statement that the shares are mortgaged or charged;

	(b)	the name of the mortgagee or chargee; and

	(c)	the date on which the aforesaid particulars are entered in the share register.

28.	Where particulars of a mortgage or charge are registered, such particulars shall be cancelled

	(a)	with the consent of the named mortgagee or chargee or anyone authorized to act on his behalf; or

(b)
upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

29.
Whilst particulars of a mortgage or charge are registered, no transfer of any share comprised therein shall be effected without the written consent of the named mortgagee or chargee or anyone authorized to act on his behalf.

FORFEITURE

30.	When shares issued for a promissory note or other written obligation for payment of a debt have been issued subject to forfeiture, the following provisions shall apply.

31.
Written notice specifying a date for payment to be made and the shares in respect of which payment is to be made shall be served on the Shareholder who defaults in making payment pursuant to a promissory note or other written obligations to pay a debt.

32.	The written notice specifying a date for payment shall

	(a)	name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which payment required by the notice is to be made; and

	(b)	contain a statement that in the event of non-payment at or before the time named in the notice the shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

33.
Where a written notice has been issued and the requirements have not been complied with within the prescribed time, the directors may at any time before tender of payment forfeit and cancel the shares to which the notice relates.

34.
The Company is under no obligation to refund any moneys to the Shareholder whose shares have been forfeited and cancelled pursuant to these provisions. Upon forfeiture and cancellation of the shares the Shareholder is discharged from any further obligation to the Company with respect to the shares forfeited and cancelled.

LIEN

35.
The Company shall have a first and paramount lien on every share issued for a promissory note or for any other binding obligation to contribute money or property or any combination thereof to the Company, and the Company shall also have a first and paramount lien on every share standing registered in the name of a Shareholder, whether singly or jointly with any other person or persons, for all the debts and liabilities of such Shareholder or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such Shareholder, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Shareholder or his estate and any other person, whether a Shareholder of the Company or not. The Company’s lien on a share shall extend to all dividends payable thereon. The directors may at any time either generally, or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Article.

36.
In the absence of express provisions regarding sale in the promissory note or other binding obligation to contribute money or property, the Company may sell, in such manner as the directors may by resolution of directors determine, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of twenty-one days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

37.
The net proceeds of the sale by the Company of any shares on which it has a lien shall be applied in or towards payment of discharge of the promissory note or other binding obligation to contribute money or property or any combination thereof in respect of which the lien exists so far as the same is presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale. For giving effect to any such sale the directors may authorize some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the sale.

TRANSFER OF SHARES

38.
Subject to the transfer restrictions in the Memorandum, registered shares in the Company may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, but in the absence of such written instrument of transfer the directors may accept such evidence of a transfer of shares as they consider appropriate. Any Shareholder Transferring shares of the Company shall procure that the transferee shall execute and deliver to the Company an Adherence Agreement in the form attached as Schedule A to the Shareholders Agreement dated December 23, 2004, assuming the obligations of the transferor under any then applicable shareholders' agreement with respect to the transferred shares

39.	The Company shall not be required to treat a transferee of a registered share in the Company as a Shareholder until the transferee’s name has been entered in the share register.

40.
Subject to the transfer restrictions in the Memorandum, the Company must on the application of the transferor or transferee of a registered share in the Company enter in the share register the name of the transferee of the share save that the registration of transfers may be suspended and the share register closed at such times and for such periods as the Company may from time to time by resolution of directors determine provided always that such registration shall not be suspended and the share register closed for more than 60 days in any period of 12 months.

TRANSMISSION OF SHARES

41.
The executor or administrator of a deceased Shareholder, the guardian of an incompetent Shareholder or the trustee of a bankrupt Shareholder shall be the only person recognized by the Company as having any title to his share but they shall not be entitled to exercise any rights as a Shareholder of the Company until they have proceeded as set forth in the next following three Articles.

42.
The production to the Company of any document which is evidence of probate of the will, or letters of administration of the estate, or confirmation as executor, of a deceased Shareholder or of the appointment of a guardian of an incompetent Shareholder or the trustee of a bankrupt Shareholder shall be accepted by the Company even if the deceased, incompetent or bankrupt Shareholder is domiciled outside the British Virgin Islands if the document evidencing the grant of probate or letters of administration, confirmation as executor, appointment as guardian or trustee in bankruptcy is issued by a foreign court which had competent jurisdiction in the matter. For the purpose of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.

43.
Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any Shareholder may be registered as a Shareholder upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a Shareholder shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt Shareholder and the directors shall treat it as such.

44.
Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any Shareholder may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

45.	What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

REDUCTION OR INCREASE IN AUTHORIZED CAPITAL OR CAPITAL

46.
The company may by an unanimous resolution of Shareholders amend the Memorandum to increase or reduce its authorized capital and in connection therewith the Company may in respect of any unissued shares increase or reduce the number of such shares, or effect any combination of the foregoing.

47.	The Company may amend the Memorandum to

(a) divide the shares, including issued shares, of a class or series into a larger number of shares of the same class or series; or

(b) combine the shares, including issued shares, of a class or series into a smaller number of shares of the same class or series,

provided, however, that where shares are divided or combined under (a) or (b) of this Article, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

48.	The capital of the Company may by a resolution of directors be increased by transferring an amount of the surplus of the Company to capital.

49.	Subject to the provisions of the two next succeeding Articles, the capital of the Company may by resolution of directors be reduced by transferring an amount of the capital of the Company to surplus.

50.
No reduction of capital shall be effected that reduces the capital of the Company to an amount that immediately after the reduction is less than the aggregate par value of all outstanding shares with par value and all shares with par value held by the Company as treasury shares and the aggregate of the amounts designated as capital of all outstanding shares without par value and all shares without par value held by the Company as treasury shares that are entitled to a preference, if any, in the assets of the Company upon liquidation of the Company.

51.
No reduction of capital shall be effected unless the directors determine that immediately after the reduction the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and that the realizable assets of the Company will not be less than its total liabilities, other than deferred taxes, as shown in the books of the Company and its remaining capital, and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

MEETINGS AND CONSENTS OF SHAREHOLDERS

52.
The directors of the Company may convene meetings of the Shareholders of the Company at such times and in such manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable.

53.	Upon the written request of Shareholders holding 10 percent or more of the outstanding voting shares in the Company the directors shall convene a meeting of Shareholders.

54.
The directors shall give not less than 21 days notice of meetings of Shareholders to those persons whose names on the date the notice is given appear as Shareholders in the share register of the Company and are entitled to vote at the meeting.

55.	The directors may fix the date notice is given of a meeting of Shareholders as the record date for determining those shares that are entitled to vote at the meeting.

56.	A meeting of Shareholders may be called on short notice:

(a)
if Shareholders holding not less than 90 percent of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90 percent of the votes of each class or series of shares where Shareholders are entitled to vote thereon as a class or series together with not less than a 90 percent majority of the remaining votes, have agreed to short notice of the meeting, or

(b)
if all Shareholders holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute waiver.

57.	The inadvertent failure of the directors to give notice of a meeting to a Shareholder, or the fact that a Shareholder has not received notice, does not invalidate the meeting.

58.	A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

59.	The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

60.
An instrument appointing a proxy shall be in substantially the following form or such other form as the Chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy. _________________________ (Name of Company)

I/We ____________ being a Shareholder of the above ________________________ Company with ___________ shares HEREBY APPOINT ___________________ of _____________ or failing him ______________________________________ of __________________ to be my/our proxy to vote for me/us at the meeting of Shareholders to be held on the day of _______________ and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this ___________ day of _____________________

Shareholder

61.	The following shall apply in respect of joint ownership of shares:

(a) if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

	(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

	(c)	if two or more of the joint owners are present in person or by proxy they must vote as one.

62.
A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

63.
A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy all of the votes of the shares or class or series of shares entitled to vote on resolutions of Shareholders to be considered at the meeting. If a quorum be present, notwithstanding the fact that such quorum may be represented by only one person then such person may resolve any matter and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy form shall constitute a valid resolution of Shareholders.

64.
If a quorum is not present within thirty (30) minutes of the time at which a Shareholders' meeting should have commenced at which such meeting was to have commenced according to the terms of the notice convening such meeting, the meeting shall stand adjourned to a place, and a time and on a date not sooner than the fifth (5th) day following the date on which the meeting was adjourned, of which adjournment the Shareholder not present shall forthwith be informed in writing of the meeting and the place, date and time for the resumption of the adjourned meeting. If within thirty (30) minutes after the time to which the meeting was adjourned as aforesaid, the quorum is still not present, the Shareholders then present shall constitute a quorum.

65.
At every meeting of Shareholders, the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting, the Shareholders present shall choose some one of their number to be the chairman. If the Shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by prescribed form of proxy at the meeting shall preside as chairman failing which the oldest individual Shareholder or representative of a Shareholder present shall take the chair.

66.
The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

67.
At any meeting of the Shareholders the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof. If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

68.
Any person other than an individual shall be regarded as one Shareholder and subject to the specific provisions hereinafter contained for the appointment of representatives of such persons the right of any individual to speak for or represent such Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Shareholder.

69.
Any person other than an individual which is a Shareholder of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Shareholders of the Company, and the person so authorized shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual Shareholder of the Company.

70.
The chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

71.	Directors of the Company may attend and speak at any meeting of Shareholders of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

72.
An action that may be taken by the Shareholders at a meeting may also be taken by a resolution of Shareholders consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication, without the need for any notice, but if any resolution of Shareholders is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Shareholders.

DIRECTORS

73.
The first directors of the Company shall be appointed by the subscribers to the Memorandum; and thereafter, the directors shall be elected by the Shareholders for such term as the Shareholders determine.

74.	(a)	The Board shall initially consist of six (6) directors.

	(b)	For so long as (1) Continental and CTVH are shareholders of the Company and the Company has no other shareholders and (2) Continental holds at least 50% of the outstanding Ordinary Shares::

		(i)	CTVH shall be entitled to designate three Directors and

		(ii)	Continental shall be entitled to designate three Directors.

(c)
If a party other than Continental and CTVH holds Ordinary Shares or Continental holds less than 50% of the outstanding Ordinary Shares, then the Board shall be reconstituted with a maximum of nine (9) Directors and each Shareholder shall be entitled to designate one Director for each full eleven percent (11%) of outstanding Ordinary Shares held by such Shareholder.

(e)
Directors appointed by Continental shall have no right to vote on the approval of the costing of the provision by Continental or an Affiliate of Continental of technical or other services to the Company or Group Companies as set out in the Company Annual Budget, except matters associated with the implementation of a Continental Exploration Budget.

(f)
Directors appointed by CTVH shall have no right to vote on matters involving CTVH or an Affiliate of CTVH, excluding matters related to the subscription by CTVH or an Affiliate of CTVH for the issuance of Shares of the Company, and matters associated with the implementation of a CTVH Exploration Budget.

75.	Each director shall hold office for the term, if any, fixed by resolution of Shareholders or until his earlier death, resignation or removal.

76.
No director shall be removed except by the affirmative vote of the Shareholder designating such Director, however the other Shareholders may remove a director due to bad faith, willful misconduct, fraud, or a breach of the standards of behavior, while in Tibet that may be reasonably expected to adversely affect Tibet's political stability or national harmony or to offend Tibet's customs and traditions, provided, however, that the Shareholder that designated such director shall be entitled to designate the replacement of a director so removed.

77.
A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

78.
The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. A vacancy occurs through the death, resignation or removal of a director, but a vacancy or vacancies shall not he deemed to exist where one or more directors shall resign after having appointed his or their successor or successors.

79.	The Company shall keep such registers of directors as required by the Act or as determined by resolution of the directors containing:

	(a)	the names and addresses of the persons who are directors of the Company;

	(b)	the date on which each person whose name is entered in the register was appointed as a director of the Company;

	(c)	the date on which each person named as a director ceased to be a director of the Company; and

	(d)	such other information as may be prescribed pursuant to the Act.

80.	The original or a copy of any register of directors shall be kept at the registered office of the Company.

81.
With the prior or subsequent approval by a resolution of Shareholders, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company. The Company shall reimburse the directors for all reasonable expenses relating to all Board activities, including, without limitation, expenses or fees incurred in relation to attending the Board meetings or meetings of any committee. Directors' expenses incurred shall form part of the expenditure in terms of the Continental Exploration Program or CTVH Exploration Program (as the case may be).

82.	A director shall not require a share qualification and may be an individual or a company.

POWERS OF DIRECTORS

83.	The business and affairs of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the Shareholders of the Company, subject to any delegation of such powers as may be authorized by these Articles and to such requirements as may be prescribed by a resolution of Shareholders; but no requirement made by a resolution of Shareholders shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

84.
The directors may, by a resolution of directors, appoint any person, including a person who is a director, to be an officer or agent of the Company. The resolution of directors appointing an agent may authorize the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

85.
Every officer or agent of the Company has such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the resolution of directors appointing the officer or agent, except that no officer or agent has any power or authority with respect to the matters requiring a resolution of directors under the Act.

86.
Any director which is a body corporate may appoint any person its duly authorized representative for the purpose of representing it at meetings of the Board of Directors or with respect to unanimous written consents.

87.
The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced to their knowledge below the number fixed by or pursuant to these Articles as the necessary quorum for a meeting of directors, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or for summoning a meeting of Shareholders.

88.	Subject to the restrictions in the Memorandum and these Articles, all decisions of the Company shall be resolved by simple majority vote of the Board at a properly constituted meeting.

89.
The Company shall from time to time open an account or accounts with such bank or banks as the Board may determine, such accounts to be maintained in the name of the Company. All monies from time to time received by, or on account of, the Company shall be deposited forthwith preferably by electronic transfer in such Company accounts and all disbursements on account of the Company shall be drawn upon such Company account or accounts. Such persons as may from time to time be designated by resolution of the Board, may draw cheques in the name of the Company and may sign, endorse and accept in the name of the Company, any bills, notes, cheques, drafts or other instruments for the purpose of the business of the Company, subject to such restrictions as may from time to time be prescribed by the Board.

90.
The Company may determine by resolution of directors to maintain at its registered office a register of mortgages, charges and other encumbrances in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance:

	(a)	the sum secured;

	(b)	the assets secured;

	(c)	the name and address of the mortgagee, chargee or other encumbrancer,

	(d)	the date of creation of the mortgage, charge or other encumbrance; and

	(e)	the date on which the particulars specified above in respect of the mortgage, charge or other encumbrance are entered in the register.

91.	The Company may further determine by a resolution of directors to register a copy of the register of mortgages, charges or other encumbrances with the Registrar of Companies.

PROCEEDINGS OF DIRECTORS

92.
The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

93.	A director shall be deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

94.	(a)
The Board shall appoint a secretary, who need not be a Director. The secretary shall, on the instructions of the Chairman of the Board, give the required notice to the Directors, shall duly record the minutes of all meetings of the Board and shall distribute such minutes to the Directors. The secretary shall certify in such minutes that proper notice of a meeting of the Board was given in accordance with this Article 94.

(b)
Notice of each Board meeting shall be given at least twenty-one (21) days prior (exclusive of the day of receipt). The secretary shall send such notice together with a draft agenda for the meeting to all the Directors. The secretary shall at least fourteen (14) days prior to the meeting send to all the Directors the final agenda for the meeting, with such additions to the agenda a Director may have requested. The secretary shall also circulate minutes of each Board meeting to all the Directors within fourteen (14) days after the date of each such meeting. The Directors shall confirm in writing its receipt of the notice and agenda within seven (7) days upon its receipt of such notice.

(c)
Topics or proposals not listed in the final agenda set forth in Article 94(b) shall not be put to vote in the meeting of the directors, unless unanimously approved by all Directors of the Company, present or not.

(d)
Board meetings shall be held at such times and at such places and in any such manner as the Directors may from time to time decide but shall be held at least semi-annually until such time as mine development work commences. Any Director shall have the right to convene a Board meeting at any time upon due notice.

	(e)	The Board shall meet quarterly to discuss:

		(i)	the performance of the Company's business;
		(ii)	detailed management accounts prepared by the Company to show its results for the prior quarter for each Group Company and on a consolidated basis;
		(iii)	the Company's performance vis-à-vis the Company Annual Budget;
		(iv)	personnel matters, including performance and retention issues; and
		(v)	any other significant matters.

95.
The directors shall be entitled to appoint alternates to serve at any meeting of the Board or of any committee thereto, and such alternates shall be permitted to attend all meetings of the Board or of any committee and vote on the director's behalf. An alternate director, whilst acting in the place of a director who appointed him or her, shall exercise and discharge all the duties and functions of the director he or she represents. The appointment of an alternate director shall cease on the happening of any event which, if he or she were a director, would cause him or her to cease to be a director, or if a director gives notice to the secretary of the Company that the alternate director representing him or her shall have ceased to represent such Director.

96.
For so long as (1) Continental and CTVH are shareholders of the Company and the Company has no other shareholders and (2) Continental holds 50% or more of the outstanding Ordinary Shares, a quorum of the Board or the Tianyuan Board shall consist of four directors present in person or by alternate or proxy, at least two of whom shall be the directors designated by Continental. Quorum otherwise shall consist of a majority of directors present in person or by alternate or proxy, provided that (so long as such party has the right to designate a director) one of the directors constituting quorum shall be a director designated by CTVH and one of the directors constituting quorum shall be a director designated by Continental. In the event that a quorum for a meeting of the Board is not present within thirty (30) minutes after the time at which such meeting was to have commenced according to the terms of the notice convening such meeting, the meeting shall stand adjourned to a place, date, and time determined by the directors present, which date shall not be sooner than five (5) Business Days later. The directors not present shall forthwith be informed in writing of the adjournment of the meeting and the place, date and time for the resumption of the adjourned meeting. If by thirty (30) minutes after the time at which such resumed meeting was to have commenced a quorum is not present, the Shareholders of the Board then present shall constitute a quorum.

97.	(a)
Subject to subclause (b) of this Article, in the event of a deadlock amongst the Board, the Chairman of the Board shall have the casting vote. Directors appointed by Continental shall have the exclusive right to pass a resolution of directors to appoint the Chairman of the Board, provided, however, that if Continental holds less than 50% of the outstanding Shares, the directors appointed by the Shareholder holding the largest percentage of outstanding Shares in the Company shall have the exclusive right to pass a resolution of directors to appoint the Chairman of the Board.

	(b)	In the event that Tianyuan undertakes a CTVH Exploration Program, the following supplementary provisions shall apply:

(i)
one of the Directors appointed by CTVH, and not the Chairman of the Board, shall have a casting vote in respect of all matters relating to the CTVH Exploration Program for so long as the activities under the CTVH Exploration Program are conducted in a good workmanlike, safe and efficient manner in accordance with sound mining and applicable industry standards and practice in China, including the issuance of shares by the Company to fund the CTVH Exploration Program; and

		(ii)	the Chairman of the Board shall have a casting vote on all other deadlocked matters, if any, excluding matters relating to the CTVH Exploration Program.

98.
At every meeting of the directors the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting the Vice Chairman of the Board of Directors shall preside. If there is no Vice Chairman of the Board of Directors or if the Vice Chairman of the Board of Directors is not present at the meeting the directors present shall choose some one of their number to be chairman of the meeting.

99.
The Board may adopt any resolution without a meeting if such resolution is signed by at least the number of directors required for a quorum at a Board meeting. Information supporting such resolution must be sent in written form to all of the directors then holding office and the resolution for signature must be sent to the directors no sooner than seven (7) days after the supporting information having been sent to the directors.

100.	The directors shall cause the following corporate records to be kept:

	(a)	minutes of all meetings of directors, Shareholders, committees of directors, committees of officers and committees of Shareholders;

	(b)	copies of all resolutions consented to by directors, Shareholders, committees of directors, committees of officers and committees of Shareholders; and

	(c)	such other accounts and records as the directors by resolution of directors consider necessary or desirable in order to reflect the financial position of the Company.

101.	The books, records and minutes shall be kept at the registered office of the Company, its principal place of business or at such other place as the directors determine.

102.
At such time as the Company engages in mining (Exploitative) activities in relation to the Property, the Board shall establish committees in accordance with this Section 102 consisting of Directors of the Company to deal with matters delegated to such committees by the Board, including the audit, management and compensation committees.

(a)
Audit Committee. The audit committee, if any, shall consist of four (4) members, of which at least one member shall be a Director designated by CTVH as long as CTVH holds not less than twenty-five percent (25%) of the Shares of the Company. A Director designated by the largest shareholder of the Company shall be the chairman of the audit committee. The chairman shall have a casting vote. The duties of the audit committee shall include:

		(i)	recommending the selection of the external auditor to the Board;

		(ii)	reviewing the external audit plan;

		(iii)	evaluating the annual audited financial statements;

		(iv)	overseeing the external audit process and audit results;

		(v)	monitoring the external auditor's independence;

		(vi)	monitoring internal control over financial reporting;

		(vii)	overseeing the internal audit function; and

		(viii)	evaluating interim financial statements and the external auditor's review of those statements.

(b)
Management Committee. The management committee, if any, shall consist of four (4) members, of which at least one member shall be a Director designated by CTVH as long as CTVH holds not less than twenty-five percent (25%) of the Shares in the Company. A Director designated by the largest shareholder of the Company shall be the chairman of the management committee. The chairman shall have a casting vote. The duties of the management committee shall include:

		(i)	reviewing the operations of the Company and Group Companies;

		(ii)	reviewing the detailed management accounts of the Company and Group Companies; and

		(iii)	reviewing the financial accounts of the Company and Group Companies

(c)
Compensation Committee. The compensation committee, if any, shall consist of four (4) members, of which at least one member shall be a Director designated by CTVH as long as CTVH holds not less than twenty-five percent (25%) of the Shares of the Company. A Director designated by the largest shareholder of the Company shall be the chairman of the compensation committee. The chairman shall have a casting vote. The duties of the compensation committee shall include:

		(i)	determining remuneration policies; and

		(ii)	recommending the remuneration of senior officers, consultants and technical personnel of the Company and Group Companies to the Board.

(d)
Committee Powers. Each committee of directors has such powers and authorities of the directors, including the power and authority to affix the Seal, as are set forth in the resolution of directors establishing the committee, except that no committee has any power or authority to amend the Memorandum or these Articles, to appoint directors or fix their emoluments, or to appoint officers or agents of the Company.

103.	Procedures for Committee Meetings. Meetings of each committee shall be held in accordance with the following procedures:

	(a)	Meetings of each committee shall be held no less often than every six months and at such places and in any such manner as the members of such committee may from time to time decide.

	(b)	The quorum of the meeting of a committee shall be two Shareholders, and decisions shall be passed by simple majority.

(c)
A resolution in writing circulated to all the Shareholders of a committee or their representatives and signed by all of the Shareholders or their representatives shall be as valid and effectual as if it had been passed at a duly held meeting of the committee. For such purposes, a signature sent by facsimile, or by email using a PDF file or some other similar electronic imaging software, shall be deemed a written signature.

104.	Director Information.

The Company shall furnish to each Director of the Board:

	(a)	promptly after the delivery thereof, all management letters of accountants relating to the Company or any Group Company;

(b)
promptly upon any executive officer obtaining actual knowledge thereof and in any event promptly upon delivery or receipt by the Company or any Group Company of any notice relating thereto, written notification of:

(i)	the occurrence of any default or breach under any material agreement to which the Company or any Group Company is a party; and

(ii)	the commencement of any material legal or regulatory proceeding, action or investigation to which the Company or any Group Company is a party.

OFFICERS

105.
The Company may by resolution of directors appoint officers of the Company at such times as shall be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President and one or more Vice Presidents, Secretaries and Treasurers and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person. The Company's management shall be under the leadership of the CEO, who shall be an individual nominated and removed by the Shareholder holding the largest number of Shares of the Company and appointed by the Board. In the event that Tianyuan is operating a CTVH Exploration Program, CTVH shall have the right to remove and nominate the CEO.

106.
The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by resolution of directors or resolution of Shareholders, but in the absence of any specific allocation of duties it shall be the responsibility of the Chairman of the Board of Directors to preside at meetings of directors and Shareholders, the Vice Chairman to act in the absence of the Chairman, the President to manage the day to day affairs of the Company, the Vice Presidents to act in order of seniority in the absence of the President but otherwise to perform such duties as may be delegated to them by the President, the Secretaries to maintain the share register, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the Treasurer to be responsible for the financial affairs of the Company.

107.	The emoluments of all officers shall be fixed by resolution of directors.

108.
The officers of the Company shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors (other than the CEO), may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office of the Company may be filled by resolution of directors.

CONFLICT OF INTERESTS

109.
No agreement or transaction between the Company and one or more of its directors or any person in which any director has a financial interest or to whom any director is related, including as a director of that other person, is void or voidable for this reason only or by reason only that the director is present at the meeting of directors or at the meeting of the committee of directors that approves the agreement or transaction for that purpose if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors.

110.	A director who has an interest in any particular business to be considered at a meeting of directors or Shareholders may be counted for purposes of determining whether the meeting is duly constituted.

INDEMNIFICATION

111.
Subject to the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who

(a)
is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the Company; or

(b)
is or was, at the request of the Company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

112.
The Company may only indemnify a person if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

113.
The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

114.
The termination of any proceedings by any judgment order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

115.
If a person to be indemnified has been successful in defence of any proceedings referred to above the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

116.
The Company shall, and shall cause each Group Company to maintain or cause to be maintained, with financially sound and reputable insurers, insurance with respect to their properties and business against loss or damage of the kinds customarily insured against by corporations of established reputation engaged in the same or similar business in the country or countries in which each of the Company and the Group Company conducts its business, in such amounts as are customarily carried under similar circumstances by such other corporations in such countries. In addition, the Company shall maintain with sound and reputable insurers, insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in these Articles.

SEAL

117.
The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by resolution of directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the Registered Office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of a director or any other person so authorized from time to time by resolution of directors. Such authorization may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The Directors may provide for a facsimile of the Seal and of the signature of any director or authorized person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been signed as hereinbefore described.

DIVIDENDS

118.
The Company may by a unanimous resolution of Shareholders declare and pay dividends in money, shares, or other property, but dividends shall only be declared and paid out of surplus. In the event that dividends are paid in specie the directors shall have responsibility for establishing and recording in the resolution of directors authorizing the dividends, a fair and proper value for the assets to be so distributed.

119.
The directors may from time to time pay to the Shareholders such interim dividends as appear to the directors to be justified by the profits of the Company and is approved by unanimous consent of the Shareholders of the Company.

120.
The directors may, before declaring any dividend, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set aside as a reserve fund upon such securities as they may select.

121.
No dividend shall be declared and paid unless the directors determine that immediately after the payment of the dividend the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in its books of account, and its capital. In the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

122.
Notice of any dividend that may have been declared shall be given to each Shareholder in manner hereinafter mentioned and all dividends unclaimed for 3 years after having been declared may be forfeited by resolution of directors for the benefit of the Company.

123.
No dividend shall bear interest as against the Company and no dividend shall he paid on treasury shares or shares held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the vote in electing directors.

124.	A share issued as a dividend by the Company shall be treated for all purposes as having been issued for money equal to the surplus that is transferred to capital upon the issue of the share.

125.
In the case of a dividend of authorized but unissued shares with par value, an amount equal to the aggregate par value of the shares shall be transferred from surplus to capital at the time of the distribution.

126.
In the case of a dividend of authorized but unissued shares without par value, the amount designated by the directors shall be transferred from surplus to capital at the time of the distribution, except that the directors must designate as capital an amount that is at least equal to the amount that the shares are entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

127.
A division of the issued and outstanding shares of a class or series of shares into a larger number of shares of the same class or series having a proportionately smaller par value does not constitute a dividend of shares.

ACCOUNTS AND AUDIT

128.	Accounting; Financial Statements and Other Information; Inspection Rights.

	(a)	Accounting.

The Company shall maintain and cause each Group Company to keep complete accounts and records, maintain a system of accounting established and administered in accordance with GAAP, and shall set aside on its books and cause each Group Company to set aside on its books, all such proper reserves as shall be required by GAAP and the Board. The Company shall engage an international firm of auditors to audit its accounts and annual financial statements and to prepare an audit report and KPMG shall be the initial auditors of the Company appointed by the Board.

	(b)	Financial Statements and Other Information.

The Company shall deliver to the Shareholders and the Selecting Shareholder (as the case may be), promptly after the period covered thereby, and in any event within ninety (90) days thereafter, annual audited financial statements of the Company and each Group Company, prepared in accordance with GAAP and certified by an independent reputable international certified public accounting firm or an Affiliate thereof approved by the Board.

The Company shall deliver to the Shareholders then holding more than ten percent (10%) of the outstanding Shares:

(i)
promptly after the period covered thereby, and in any event within thirty (30) days thereafter, quarterly unaudited financial statements of the Company and each Group Company, prepared in accordance with GAAP,

		(ii)	monthly operational and management reports or reviews detailing key operational performance indicators of the Company and each Group Company within thirty (30) days after the end of each month,

(iii)
copies of any resolutions, minutes or written consents of the Board or committees of the Company (or similar bodies for any Group Company), or the Shareholders of the Company or any Group Company, in each case within fourteen (14) days following the date of the applicable meeting or within five (5) days following the complete execution of the unanimous written consent,

		(iv)	no later than thirty (30) days before the commencement of each financial year, the Company Annual Budget for the upcoming financial year of the Company and each Group Company,

		(v)	general communications from the Company or any Group Company to its shareholders, directors or the public at large,

		(vi)	reports or other materials filed by the Company or any Group Company with any Governmental Authority;

(vii)	notice of any material adverse event, condition or litigation affecting the Company or any Group Company,

(viii)
such other information and copies of documents concerning the business and operations of the Company or any Group Company as the Shareholder may request including without limitation, information and returns on Taxes, Governmental Approvals and Consents; and

(ix)
any information that such Shareholder reasonably requests in connection with any domestic or foreign tax or other governmental filing to be made by such Shareholder or its Affiliates, provided that such Shareholder reimburses the Company for the incidental out-of-pocket costs incurred by the Company in preparing and delivering any such information (including reasonable costs in respect of the Company's own personnel and facilities).

(c) Inspection Rights.

The Company shall permit any representative designated by any Shareholder holding no less than ten percent (10%) of the outstanding Shares of the Company, at such Shareholder's expense, to visit and inspect any of the properties or assets of the Company or any Group Company, including its and their books of account (and to make copies thereof and to take extracts therefrom), and to discuss its and their affairs, Taxes, finances and accounts with its and their officers or employees, all at such reasonable times and as often as may be reasonably requested; provided, however, that such rights shall be exercised in a manner so as not to materially and adversely disrupt the ordinary course of business of the Company or any Group Company.

The Company shall permit any international accounting firm designated by the Selecting Shareholder, at the Selecting Shareholder's expense, to inspect the books of account of the Company or any Group Company (and to make copies thereof and to take extracts therefrom), all at such reasonable times and as often as may be reasonably requested; provided, however, that such rights shall be exercised in a manner so as not to materially and adversely disrupt the ordinary course of business of the Company or any Group Company.

129.	The Company may by resolution of Shareholders call for the accounts to be examined by auditors.

130.	The first auditors shall be appointed by resolution of directors; subsequent auditors shall be appointed by a resolution of Shareholders.

131.	The auditors may be Shareholders of the Company but no director or other officer shall be eligible to be an auditor of the Company during his continuance in office.

132.	The remuneration of the auditors of the Company

(a) in the case of auditors appointed by the directors, may be fixed by resolution of directors; and

(b) subject to the foregoing, shall be fixed by resolution of Shareholders or in such manner as the Company may by resolution of Shareholders determine.

133.
The auditors shall examine each profit and loss account and balance sheet required to be served on every Shareholder of the Company or laid before a meeting of the Shareholders of the Company and shall state in a written report whether or not

(a)
in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the state of affairs of the Company at the end of that period; and

	(b)	all the information and explanations required by the auditors have been obtained.

134.	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be served on the Shareholders.

135.
Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

136.
The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders of the Company at which the Company’s profit and loss account and balance sheet are to be presented.

NOTICES

137.
All summons, notice, order, document, process, information, written statements, requests, demands, approvals, consents, waivers or other communications required or permitted to be given hereunder (each, a "Notice") shall be in writing and shall be (a) personally delivered, (b) transmitted by telecopy facsimile, provided that the original copy thereof also is sent by pre-paid, first class, certified or registered mail or by next-day or overnight mail or courier or by an internationally recognized express delivery service, (c) sent by first class, registered or certified mail or by next-day or overnight mail or courier return receipt requested, postage and charges prepaid, or (d) delivered by an internationally recognized express delivery service with all postage and charges prepaid:

(a) if to any Shareholder, at the address set forth on the Registry of Shareholders of the Company, or at such other address as the Shareholder may specify in a Notice to the Company; and

(b)
if to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company~~.~~ or at such other address as may have been furnished by the Company in a Notice to the Shareholders.

138.	Any Notice shall be deemed effective or given upon receipt (or refusal of receipt).

139.
Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

140.	[INTENTIONALLY LEFT BLANK]

VOLUNTARY WINDING UP AND DISSOLUTION

141.
The Company may voluntarily commence to wind up and dissolve by a unanimous resolution of Shareholders but if the Company has never issued shares it may voluntarily commence to wind up and dissolve by resolution of directors.

CONTINUATION

142.
The Company may by resolution of Shareholders or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

ARBITRATION

143.
Whenever any difference arises between the Company on the one hand and any of the Shareholders or their executors, administrators or assigns on the other hand, touching the true intent and construction or the incidence or consequences of these Articles or of the Act, touching anything done or executed, omitted or suffered in pursuance of the Act or touching any breach or alleged breach or otherwise relating to the premises or to these Articles, or to any Act or Ordinance affecting the Company or to any of the affairs of the Company such difference shall, the parties shall first negotiate in good faith to resolve any dispute between them. If the negotiations do not resolve the dispute to the reasonable satisfaction of all parties within thirty (30) days after one party has given notice to the others requesting such negotiations, then such dispute shall be settled by arbitration in accordance with the UNCITRAL Rules as at present in force, as amended by the following provisions:

	(a)	The appointing authority shall be the Hong Kong International Arbitration Centre (the "HKIAC").

	(b)	The place of arbitration shall be in Hong Kong at the HKIAC.

(c)
There shall be only one arbitrator chosen by the parties by agreement in accordance with the UNCITRAL Rules, provided that if they do not reach agreement on the choice of a sole arbitrator, then three arbitrators shall be appointed in accordance with the UNCITRAL Rules. The sole or presiding arbitrator shall not be a citizen of any of Canada, United States of America and People's Republic of China.

(d)
Any such arbitration shall be administered by the HKIAC in accordance with the HKIAC Procedures for Arbitration in force at the date of this Agreement including such additions to the UNCITRAL Rules as are therein contained.

	(e)	The language to be used in the arbitral proceedings shall be English.

(f)
CTVH and Continental shall each submit to the arbitrators in writing a description of the facts relating to, and a requested remedy for, the dispute. The arbitrators shall select between the remedy requested by CTVH and that requested by Continental and it shall award the entire remedy selected and only that remedy. In no event may the arbitrators issue an award that provides a remedy less than, more than, or in any other way different from the party-requested remedy that the arbitrators have selected.

	(g)	The arbitration award shall be final and binding on the parties..

EXPLORATION BUDGETS

144.	Business.

The business of the Group Companies shall be the exploration for minerals on and under the Property, the compilation of a bankable feasibility study on exploiting the minerals on and under the Property, and the mining and beneficiation of the minerals on and under the Property.

145.	Exploration Programs and Budgets.

The Company and Group Companies' exploration operations shall be conducted, expenses shall be incurred, and assets shall be acquired only pursuant to an approved exploration program and budget. The term of each exploration program and budget shall be set so that the program runs over the same period as the Company's financial year after completion of the First Expenditure Period or the Second Expenditure Period (as the case may be).

146.	Preparation of Exploration Programs and Budgets.

(a)
Continental shall prepare "the Continental Exploration Program" and submit its Continental Exploration Program to each Director no later than forty-five (45) days after the end of the existing Continental Exploration Program, for the Directors' review and adoption in accordance with Article 147.

(b)
The annual expenditure under a Continental Exploration Program shall be at least US$1,000,000, except that if the expenditure under the previous Continental Exploration Program exceeded the budgeted expenditure amount, then the excess amount (“Excess Amount”) shall be credited toward such minimum US$1,000,000 budgeted annual expenditure for the subsequent Continental Exploration Program. In the event that the budgeted expenditure for a Continental Exploration Program is less than US$1,000,000, then the shortfall shall nonetheless be budgeted for and Continental shall in any case invest no less than US$1,000,000 in Shares of the Company except in the event where there is an Excess Amount in which event the amount invested by Continual shall be no less than the difference between US$1,000,000 and the Excess Amount. Any amounts so invested shall be first used to fund expenditure under a subsequent Continental Exploration Program.

(c)
Continental may elect to provide suitable engineering expertise to the Company and Tianyuan, charged at the market rates contemplated under the terms of the Continental Exploration Program approved by the Board, and the Company and Tianyuan shall engage personnel recommended by Continental to operate all the engineering programs. Continental may elect to have the costs of such provision of expertise be either (i) reimbursed to it by Tianyuan or (ii) credited as Continental's expenditure incurred in relation to the Property. The costing of such services shall be approved as a separate budget item in accordance with Article 94. This Article shall apply mutatis mutandis to CTVH if it proposes a CTVH Exploration Program.

147.	Review and Adoption of Proposed Programs.

(a)
Within fourteen (14) days of receipt of a proposed Continental Exploration Program, each Director shall provide their comments or proposed modifications to the proposed Continental Exploration Program, if any, to Continental. Failure to provide comments or modifications shall not preclude a Director from voting for or against the adoption of a Continental Exploration Program.

(b)
No earlier than fourteen (14) days, but no later than twenty-eight (28) days after submitting the proposed Continental Exploration Program to the Directors, Continental shall submit the Continental Exploration Program, as amended in its sole discretion to take account of Directors' comments and proposed modifications, to the Board.

(c)
Within fourteen (14) days after receipt of the Continental Exploration Program, the Board shall convene for the purpose of reviewing and voting upon the Continental Exploration Program. The Board shall give its written notice to all Shareholders as to whether it has approved or rejected the Continental Exploration Program. In the event that the Board approves the

Continental Exploration Program with the exception of the budget items relating to services to be rendered by a Shareholder or its Affiliates to the Company or a Group Company, the CEO will be entitled to continue the operations of the Company in accordance with such Continental Exploration Program excluding the unapproved budget items and the Shareholders will meet to resolve the outstanding budgetary items. Until such time that the Shareholders resolve the outstanding budgetary items, the CEO shall be entitled to incur expenditures for those items up to the limit approved for those items under the previous Continental Exploration Program having been approved by the Board.

(d)
If the Board rejects the Continental Exploration Program, the Shareholders shall meet within fourteen (14) days in order to determine a new exploration program and budget and in the event that the Shareholders are unable to agree on a new exploration program and budget within twenty-eight (28) days of the Board rejecting the Continental Exploration Program, the matter shall be referred for arbitration in accordance with these Articles.

	(e)	Notwithstanding the foregoing, any Continental Exploration Program may be approved and adopted by the unanimous written consent of the Board.

148.
In the event that Continental fails to submit or fund a Continental Exploration Program in accordance with Article 146, upon expiry of the First Expenditure Period (or if Continental exercises the Second Option (as defined in the Option Agreement), then upon expiry of the Second Expenditure Period), CTVH shall be entitled to submit the CTVH Exploration Program no later than sixty (60) days after the end of the existing exploration program and budget to the Board for approval and Continental undertakes that it will approve and Continental will cause the directors it designated to approve the CTVH Exploration Program if it is in accordance with sound mining and applicable industry standards and practices in China.

149.	In the event that Continental:

	(a)	does not elect to fund the CTVH Exploration Program;

	(b)	elects to fund less than US$1,000,000 of the funding required in terms of the CTVH Exploration Program; or

	(c)	elects to fund less than its pro rata share of the CTVH Exploration Program if that is less than US$1,000,000.

then CTVH shall be entitled to implement its proposed exploration program according to the CTVH Exploration Program once approved by the Board and CTVH may elect to assume the operatorship, management and administration of the CTVH Exploration Program. In the event that a CTVH Exploration Program is undertaken, the Board voting procedures as set out in Article 97(b) will apply.

150.
In the event that Continental submits a Continental Exploration Program in any period during which CTVH has assumed the operatorship, management and administration under a CTVH Exploration Program, the operatorship, management and administration of the exploration program and budget under the Continental Exploration Program following the expiration of the CTVH Exploration Program shall revert to Continental and Continental shall have a casting vote for all matters before the Board so long as Continental holds 50% or more of the shares of the Company.

151.	The provisions of Article 146 will apply mutatis mutandis to CTVH and the provisions of Article 148 will apply mutatis mutandis to Continental if CTVH's shareholding rises above 50%.

152.	Program Review.

The progress of each Continental Exploration Program and each CTVH Exploration Program adopted by the Board shall be reviewed at least quarterly at meetings of the Board.

COMPANY ANNUAL BUDGETS

153.	Company Annual Budgets.

The Company's operations shall be conducted, expenses shall be incurred, and assets shall be acquired only pursuant to an approved annual budget which shall include on a consolidated basis the Tianyuan Annual Budget or the Continental Exploration Budget or CTVH Exploration Budget (as the case may be). The annual budget shall include a two-year rolling forecast.

154.	Preparation of the Company Annual Budget.

The CEO shall on an annual basis prepare and submit a proposed Company Annual Budget to each Director no later than forty-five (45) days before the end of the current financial year, for the Directors' review in accordance with Article 155. The provision of services by a Shareholder or its Affiliates to the Company or a Group Company and the costing of such services shall be approved as separate budget items in accordance with these Articles.

155.	Review and Adoption of Company Annual Budget.

(a)
Within fourteen (14) days of receipt of a proposed Company Annual Budget, each Director shall provide their comments or proposed modifications to the proposed Company Annual Budget, if any, to the CEO. Failure to provide comments or modifications shall not preclude a Director from voting for or against the adoption of a Company Annual Budget.

(b)
No earlier than fourteen (14) days, but no later than twenty-eight (28) days after submitting the proposed Company Annual Budget to the Directors, the CEO shall submit the Company Annual Budget, as amended in his sole discretion to take account of Directors' comments and proposed modifications, to the Board.

(c)
Within fourteen (14) days after receipt of the Company Annual Budget, the Board shall convene for the purpose of reviewing and voting upon the Company Annual Budget. The Board shall give written notice to all Shareholders as to whether it has approved or rejected the Company Annual Budget. In the event that the Board approves the Company Annual Budget with the exception of the budget items relating to services to be rendered by a Shareholder or its Affiliates to the Company or a Group Company, the CEO will be entitled to continue the operations of the Company in terms of the Company Annual Budget, excluding the unapproved budgetary items, and the Shareholders will meet to resolve the outstanding budgetary item. The CEO may incur expenditure for unapproved budget items if such budget items were approved in the previous year's Company Annual Budget having been approved by the Board.

(d)
If the Board rejects the Company Annual Budget, the Shareholders shall meet within fourteen (14) days in order to determine a new Company Annual Budget and in the event that the Shareholders are unable to agree on a new Company Annual Budget within twenty-eight (28) days of the Board rejecting the Company Annual Budget, the CEO shall be entitled to operate the Group Companies under the terms of the then existing approved Company Annual Budget until such time as the Board approves a new Company Annual Budget.

We, TrustNet (British Virgin Islands) Limited of TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands for the purpose of incorporating an International Business Company under the laws of the British Virgin Islands hereby subscribe our name to these Articles of Association the 18th day of June, 2004.

in the presence of

Witness	Subscriber

(Sgd.) Georgea Hodge	(Sgd.) Nicole Wheatley

TrustNet Chambers	TrustNet (British Virgin Islands) Limited
P.O. Box 3444
Road Town, Tortola